LINDQUIST & VENNUM P.L.L.P.
4200 IDS CENTER
80 SOUTH EIGHTH STREET
Minneapolis, MN  55402-2274

November 20, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
File No. 333-130815
Post-Effective Amendments filed October 24 and November 20, 2006

Dear Mr. Owings:

Ethanol Grain Processors, LLC (the “Company”) received your letter dated November 13, 2006 relating to the above-referenced filing.  On behalf of the Company, transmitted herewith for filing is the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form SB-2 (“Post-Effective Amendment No. 2”).  As suggested in your letter, in order to expedite your review, we are providing marked copies of Post-Effective Amendment No. 2.  One marked copy is enclosed with the original of this letter being sent to your attention, and two additional marked copies are being sent directly to Mr. Scott Anderegg. This letter and the accompanying filing together comprise the Company’s response to the comments contained in your letter, with each response below numbered to correspond to the applicable comment.

Response to Comment No. 1

The reasons for entering into the investment terms agreement with Virgin and Bioverda are discussed in summary fashion on page 9, and in greater detail on pages 40-41 of the revised prospectus.  As stated on page 8 of the revised prospectus, the Company is unaware of any plans that would involve either the minority interest transfer provisions or the conversion provisions.  A paragraph has been added on page 1 of the revised prospectus (with corresponding disclosure elsewhere) updating the status of the offering and clarifying the effects of both the anticipated initial 20,002,500 unit subscription and the anticipated additional subscription for unsubscribed units with respect to both the minimum and maximum offering amounts.

Response to Comment No. 2

A bulleted list has been added on pages 7-8 in order to augment the disclosure as to the other types of proposed transfers covered by the operating agreement, based upon the more detailed disclosure appearing on pages 90-91.

Response to Comment No. 3

The filing has been revised to specify that investors will in fact have 20 days to confirm or withdraw their subscriptions, and the form of notice has been filed as Exhibit 4.4 to Post-Effective Amendment No. 2.  The Company believes that this process provides adequate protection to prior subscribers because each subscriber can promptly seek a withdrawal of its subscription if it wishes to do so and, even if a subscriber fails to act, its investment will be returned promptly following the end of the 20 day period, with interest to compensate for the period that their funds have been held in escrow.

Response to Comment No. 4

The aggregate number of units subscribed for in the offering to date by governors, officers and their affiliates is specifically disclosed in the cited Risk Factor appearing on page 13 of the revised prospectus.

* * * * *

Thank you very much for your assistance on this matter.  Please contact me at 612-371-5765, or Michael L. Weaver of this office at 612-371-3987, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Eric R. Tausner
Eric R. Tausner

cc:           Mr. Scott Anderegg

Enc.